AH 3/17/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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04016010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8- 38407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KEVIN HART KORNFIELD AND CO., INC.** (company)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2137 EMBASSY DRIVE, SUITE 105
(No. and Street)

LANCASTER, PENNSYLVANIA 17603
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN HART KORNFIELD, PRESIDENT 717-392-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TROUT, EBERSOLE, & GROFF, LLP
(Name – *if individual, state last, first, middle name*)

1705 OREGON PIKE LANCASTER, PENNSYLVANIA 17601
(Address) (City) (State)

9A 020787
KEVIN HART KORNFIELD & COMPANY, INC.
KEVIN HART KORNFIELD
P.O. BOX 6423
LANCASTER, PA 17607-6423

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3.25.2004

OATH OR AFFIRMATION

I, **KEVIN HART KORNFIELD**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KEVIN HART KORNFIELD AND COMPANY, INC.**, as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Anna L. Rodriguez, Notary Public
East Hempfield Twp., Lancaster County
My Commission Expires June 19, 2007
Member, Pennsylvania Association Of Notaries

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN HART KORNFIELD & COMPANY, INC.

YEARS ENDED DECEMBER 31, 2003 AND 2002

Kevin Hart Kornfield & Company, Inc.

Financial Statements with Supplementary Information

Years ended December 31, 2003 and 2002

TABLE of CONTENTS

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kevin Hart Kornfield &
Company, Inc.
Lancaster, Pennsylvania

We have audited the accompanying balance sheets of Kevin Hart Kornfield & Company, Inc. as of December 31, 2003 and 2002, and the related statements of income (loss), cash flows, changes in stockholder's equity, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kevin Hart Kornfield & Company, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Trout, Ebersole & Groff, LLP

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants

January 25, 2004
Lancaster, Pennsylvania

Kevin Hart Kornfield & Company, Inc.
BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash - Operating Account	14,653	36,291
Investment Accounts - Cash Equivalents	50,140	50,099
Accounts Receivable	6,387	175
Prepaid Taxes	591	591
Deferred Taxes	-0-	888
Total Current Assets	71,771	88,044
OFFICE EQUIPMENT		
Furniture and Fixtures	62,442	62,442
Less: Accumulated Depreciation	60,258	59,635
Net Office Equipment	2,184	2,807
TOTAL ASSETS	73,955	90,851
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Payroll Taxes Withheld and Accrued	1,739	2,567
Accrued Corporate Taxes	-0-	-0-
TOTAL LIABILITIES	1,739	2,567
STOCKHOLDER'S EQUITY		
Common Stock - $10 par value; Authorized 5,000 shares; Issued and Outstanding 3,703 shares	37,030	37,030
Retained Earnings	35,186	51,254
TOTAL STOCKHOLDER'S EQUITY	72,216	88,284
TOTAL LIABILITIES and STOCKHOLDER'S EQUITY	73,955	90,851

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.
STATEMENTS of INCOME (LOSS)
Years ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Commissions and Service Fees	178,319	202,625
Interest and Dividends	163	978
Investment Gains (Losses)	(6)	6,796
Total Revenues	178,476	210,399
OPERATING EXPENSES		
Advertising	842	349
Salaries	82,445	98,009
Payroll Taxes and Benefits	9,569	11,144
Telephone	4,821	2,077
Rent	17,478	16,370
Office Expense	45,850	49,550
Regulatory Fees	1,460	1,788
Dues and Subscriptions	7,651	6,612
Professional Fees	2,350	2,930
Taxes - Other	3,264	3,577
Depreciation	624	312
Entertainment	143	-0-
Insurance	18,935	16,036
Total Operating Expenses	195,432	208,754
Income (Loss) before Corporate Tax Provision	(16,956)	1,645
CORPORATE TAX (PROVISION) BENEFIT	888	-0-
NET INCOME (LOSS)	(16,068)	1,645

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.
STATEMENTS of CASH FLOWS
Years ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS from OPERATING ACTIVITIES		
Net Income (Loss)	(16,068)	1,645
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Depreciation	624	312
(Increase) Decrease in:		
Accounts Receivable	(6,212)	8,625
Federal Tax Refunds Receivable	-0-	1,408
Prepaid and Deferred Taxes	888	-0-
Increase (Decrease) in:		
Accrued Expenses	(829)	(1,094)
Net Cash Provided (Used) by Operating Activities	(21,597)	10,896
CASH FLOWS from INVESTING ACTIVITIES		
Proceeds from Sale of Long-Term Bond Less Gain Included in Income	-0-	10,500
Purchase of Office Equipment	-0-	(3,119)
Net Cash Provided by Investing Activities	-0-	7,381
INCREASE (DECREASE) in CASH and CASH EQUIVALENTS	(21,597)	18,277
CASH and CASH EQUIVALENTS		
Beginning	86,390	68,113
Ending	64,793	86,390
SUPPLEMENTAL DISCLOSURE of CASH FLOW INFORMATION		
Interest Paid	-0-	-0-
Income Taxes Paid	-0-	-0-

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.
STATEMENTS of CHANGES in STOCKHOLDER'S EQUITY
Years ended December 31, 2003 and 2002

	2003	2002
STOCKHOLDER'S EQUITY - Beginning of Year	88,284	86,639
NET INCOME (LOSS) for YEAR	(16,068)	1,645
STOCKHOLDER'S EQUITY - End of Year	72,216	88,284

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.
STATEMENTS of CHANGES in LIABILITIES
SUBORDINATED to CLAIMS of GENERAL CREDITORS
Years ended December 31, 2003 and 2002

	2003	2002
BALANCE - Beginning of Year	-0-	-0-
Increase	-0-	-0-
Decrease	-0-	-0-
BALANCE - End of Year	-0-	-0-

See notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

The Corporation conducts business as a securities and investment brokerage dealer located in Lancaster County, Pennsylvania.

The Corporation was incorporated on August 21, 1986, and was capitalized by the issuance of 2,517 shares of its $10 par value common stock. Subsequent to incorporation, additional $10 par value common stock was issued as follows:

Date of Issue	Common Shares Issued	Paid in Capital
12/1/98	136	1,360
1/31/99	1,050	10,500

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Corporation does not normally extend credit to its customers. Amounts shown as accounts receivable arise only as a result of trades which are in process and uncompleted as of the statement date. Such trades are normally completed during the next business day.

Equipment

Equipment is recorded at cost. Depreciation is computed by an accelerated method over the estimated useful lives of 5 to 7 years.

Maintenance and repairs are charged to operations as incurred, and expenditures for significant betterments and renewals are capitalized.

Gains or losses on sales or retirement of equipment and improvements are reflected in income.

Cash Equivalents

The Corporation considers all short-term investments purchased with an original maturity of three months or less as cash equivalent for the purposes of the statements of cash flows.

NOTE 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements. There are no significant timing differences between the recognition of revenue and expenses for financial and income tax reporting. Therefore, no deferred tax assets or liabilities have been recorded for this purpose.

A deferred tax asset in the amount of $888 was recorded at December 31, 2001, to recognize the potential tax effect of a net operating loss carryforward for state purposes in the amount of $8,887, which expires December 31, 2004. The deferred tax asset was written off during the year ended December 31, 2003 due to the uncertainty of its use.

The Corporation utilized a capital loss carryforward in the amount of $4,249 to reduce federal taxable income in 2002. The Corporation has available net operating loss carryforwards for state and federal purposes in the total amount of $24,068 which expire at various times through December 31, 2014. No deferred tax asset has been recorded with respect to these loss carryforwards due to the uncertainty of their utilization.

Advertising

Advertising costs are expensed as incurred. Advertising for the years ended December 31, 2003 and 2002 are $842 and $349, respectively.

NOTE 2 - Net Capital

The Corporation does not generally carry customers' accounts and, therefore, pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain net capital of no less than $5,000. At December 31, 2003 and 2002, the Corporation had net capital of $68,538 and $84,330 respectively, computed according to Rule 15c3-1. Please note that this report does not contain a computation for determination of reserves pursuant to SEC Rule 15c3-3 because the Corporation, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer; therefore, the Corporation is not fully subject to 15c3-3 due to exemption k2(ii).

NOTE 3 - Marketable Securities

From time to time, the Corporation invests in marketable securities which may consist of either equity or debt securities and which have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each balance sheet date.

NOTE 3 - Marketable Securities (Continued)

Securities that are held for short-term resale are classified as trading securities and are recorded at their fair market values. Realized gains or losses on the sales of trading securities are determined on the basis of specific identification. Realized and unrealized gains and losses on trading securities are included in income. The Corporation held securities with a market value of $94 and an original cost of $100 that are classified as trading securities as of December 31, 2003. The Corporation did not hold any trading securities at December 31, 2002. However, the Corporation did purchase and sell trading securities during the year ended December 31, 2002. Gross proceeds, realized gains and realized losses from sales of trading securities were as follows for the year ended December 31, 2002:

	2002
Gross Sales Proceeds	13,706
Gross Realized Gains	6,796
Gross Realized Losses	-0-

Securities that are expected to be held to maturity are reported at cost, adjusted for amortization of premiums or discounts, with such amortization recognized in income using the straight line method over the period to maturity. The Corporation did not hold any investments that were expected to be held to maturity at December 31, 2003 or 2002. The Corporation sold a security with a cost basis of $10,500 that had originally been intended to be held to maturity for $11,000 during the year ended December 31, 2002.

NOTE 4 - Lease Agreement

The Corporation leases office space from its 100 percent stockholder under a yearly lease agreement. The lease agreement requires monthly rental payments of $1,294 plus condominium fees and charges. This lease became effective during the year ended December 31, 1997 and was renewed through the year ended December 31, 2004. Total rental expense for the years ended December 31, 2003 and 2002 was $17,478 and $16,370 respectively.

NOTE 5 - Retirement Plan

The Corporation maintains a qualified retirement plan for all of its employees. The Plan provides for contributions in such amounts as the Board of Directors may annually authorize. The amounts charged to payroll taxes and benefits expense which are associated with the retirement plan are $2,632 for 2003 and $2,912 for 2002.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

INDEPENDENT AUDITORS' REPORT on SUPPLEMENTARY INFORMATION

To the Stockholder
Kevin Hart Kornfield &
Company, Inc.
Lancaster, Pennsylvania

Our report on our audits of the financial statements of Kevin Hart Kornfield & Company, Inc. as of December 31, 2003 and 2002, and for the years then ended appears on page 1. These audits were made primarily for the purpose of formulating an opinion on the financial statements taken as a whole. The following data is not considered necessary for a fair presentation of the financial position, results of operations, and cash flows, but is supplementary information required by Rule 179-a of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Trout, Ebersole & Groff, LLP

January 25, 2004
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants

COMPUTATION of NET CAPITAL

December 31, 2003 and 2002

	2003	2002
TOTAL STOCKHOLDER'S EQUITY	72,216	88,284
Less: Non-Allowable Assets	3,678	3,954
NET CAPITAL	68,538	84,330

No differences exist between the net capital amount shown above and the net capital amount reported on page 10 of the Focus Report, Part 11A, for the periods ended December 31, 2003 and 2002.

See auditors' report on supplementary information.

Kevin Hart Kornfield & Company, Inc.
COMPUTATION of BASIC NET CAPITAL REQUIREMENTS
December 31, 2003 and 2002

	2003	2002
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	5,000	5,000
NET CAPITAL	68,538	84,330
EXCESS NET CAPITAL	63,538	79,330

See auditors' report on supplementary information.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

REPORT on INTERNAL CONTROL

To the Stockholder
Kevin Hart Kornfield &
Company, Inc.
Lancaster, Pennsylvania

In planning and performing our audits of the financial statements of Kevin Hart Kornfield & Company, Inc. for the years ended December 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kevin Hart Kornfield & Company, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss, from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g)(1) under the Securities Act of 1934, and should not be used for any other purpose.

Trout, Ebersole & Groff, LLP

January 25, 2004
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants